Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: October 18, 2021

© Wejo Ltd. Investor Update October 2021

© Wejo Ltd. Disclaimer 2 Forward-Looking Statements. This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward- looking statements include, without limitation, Virtuoso’s and Wejo’sexpectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Pl an of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transactio n to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’sbusiness and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and ope rations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk fa ctors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021 and October 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law. No Offer or Solicitation. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securitiesor in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptio ns therefrom. Important Information About the Proposed Business Combination and Where to Find It. In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021 and October 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the busin esscombination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuos o’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227 -1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORI TY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation. Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the prop osed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations a nd interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’sparticipants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’sequity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available. 2

© Wejo Ltd.

© Wejo Ltd. Wejo Update: Acceleration Phase

© Wejo Ltd. 5 Wejo stands for We Journey. Wejo is a global Software and Analytics platform based provider of standardized connected vehicle data and insights to business and governments across 4 continents. Together with our strategic investors and partners – Palantir, Microsoft, Sompo, GM, Hella and others – we are igniting the mobility revolution through big data in the cloud. Leveraging our unique SAAS platform and marketplace solutions, we are attacking the $61 billion market opportunity and expect to scale massively in the next 24 months, and beyond. SAFER ROADS REDUCED EMISSIONS LESS CONGESTION DRIVER EXPERIENCE UNIQUE INSIGHTS What is Wejo? Source: Wejo management, PTOLEMUS Consulting The connected vehicle market will grow from ~11% of all cars today to 44% by 2030

© Wejo Ltd. Wejo is a Leader in the Connected Vehicle Insights Market Backed by Key Strategic Investors Including Location Environment Diagnostic Camera In-Cabin Data Streams Data Packages Developer Interfaces Mobile Apps Web Apps In-Car Apps Traffic Management Mapping & Navigation Construction & Real Estate Parking & Fuel Insurance Fleet & Leasing Vehicle Maintenance Car Sharing & Rental Retail & Entertainment Advertising Roadside Assistance Emergency Services Powertrain Vehicle Status Dynamics SaaS Revenue from OEMs & Tier 1s Source & Protect Unstructured Data 1 Standardize KPIs & Generate Insights 2 6 Monetize Analytics Offering 5 Disrupt & Create Products 3 Grow Market Demand 4 Source: Wejo management Cloud Data Centers Analytics 6

© Wejo Ltd. Wejo Software and Analytics Platform for the Connected Vehicle Industry Established growth in product, platform, data supply, partnerships: ready for acceleration Wejo cloud insights & analytics on demand for organizations of any size. Launched October 8 2021 Traffic Management Advertising Fleet & Leasing Remote Diagnostics Usage Based Insurance Roadside Assistance Integrated Payments Wejo EDGE processing, APIs, Data Management Platform Cloud, hybrid cloud and on-premise platform for OEMs, Tier 1s and Enterprise customers 124% TTM growth in annual recurring revenue 67% TTM growth in customers 7 Source: Wejo management

© Wejo Ltd. Source: Wejo management 8 DATA POINTS INGESTED 12 TRILLION+ At a Glance MARKETPLACES Social Media Followers aggregate WEJO TEAM CUSTOMER & PARTNER AGREEMENTS VEHICLES LIVE ON PLATFORM CONTINENTS PENDING + GRANTED PATENTS OEM’s & Tier 1s WEJO MULTI-OEM DATA SUPPLY 50 MILLION VEHICLE SUPPLY BASE 17.3 BILLION DATA POINTS INGESTED PER DAY 477 BILLION MILES CURATED 6.3 PETABYTES DATA INGESTED 58.8 BILLION JOURNEYS 451 THOUSAND DATA POINTS INGESTED PER SECOND 76.2 MILLION JOURNEYS PER DAY 5m 250+ 200+ 11.8 332 33+1 4 MILLION+ 17

© Wejo Ltd. Infrastructure Platforms: Analytics Platforms: Automotive Platforms: Transportation Pricing Platforms: Industry Leaders are Partnering, and Co-investing in Wejo Equity Opportunity for the Following Markets: INVESTORS "Invest in Wejo with Us" 9 “Connected vehicle data creates the potential to drive broad transformation across industries. With Wejo’s extensive and growing data assets on Azure, together we have the opportunity to help customers make better business decisions, provide differentiated customer experiences, find new revenue streams and drive future innovation.” Sanjay Ravi, Microsoft General Manager, Automotive, Mobility, & Transportation “There are many analytics and software companies in the auto market, but the partnership between Palantir and Wejo has very meaningful real-world applications. Applications that will enable the creation of a connected auto industry where participants can drive exponential value from of the massive amounts of data they own.” Ted Mabrey, Palantir Head of Commercial Business Development “Our partnerships with Wejo and Palantir have many unique benefits. Wejo extends our ability to leverage data across insurance and beyond, from co-creating new insurance products for connected vehicles to proactively addressing mobility issues facing aging populations. With Palantir, we are accelerating our mission to create a digital universe for security, health and wellbeing.” Koichi Narasaki, Sompo Holdings Chief Digital Officer

© Wejo Ltd. LIVE PRODUCT DEMO 10 Source: Wejo management • Wejo cloud platform enabling web- based access to powerful analytics on demand • Immediate insights leveraging the power of the Wejo data asset and Wejo ADEPT • Zero setup costs for customers • Subscription business model • New analytics delivered regularly • Launched end Q3 2021 Legend: Origin-destination analysis showing Electric Vehicle journey patterns in Detroit

© Wejo Ltd. Transaction Overview Seller Rollover Proceeds to Selling Shareholders Cash to Balance Sheet Estimated Transaction Expenses Total Uses Market Opportunity

© Wejo Ltd. Connected Vehicle 2030 Market Size Represents the entire estimated size of the market for connected vehicle data Wejo’s 2030 Serviceable Addressable Market Wejo’s SAM consists of opportunities in 8 fields of use and SaaS solutions for OEMs & Tier 1s Wejo Sales Today Wejo’s sales today is almost entirely driven by Traffic Management (Marketplace) ~5-10X Others In Market Today Reflecting Strong Data and Products Available Connected Vehicle Data Market Size $500bn+ Wejo SAM $61bn Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research Wejo Holds a Leading Position in a Massive Addressable Market 12

© Wejo Ltd. The Universe of Connected Vehicles is Rapidly Expanding In 2030, connected vehicles to account for 44% of all cars globally Total Number of Connected Vehicles (Millions) 10x Growth Wejo connected vehicle supply base (est) 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 60 80 103 129 159 196 226 265 308 351 396 439 481 522 561 600 Connected vehicles live on Wejo platform Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research 14 30 55 88 124 163 205 248 282 299 From 2020 to 2030, the total number of connected vehicles is projected to triple 13

© Wejo Ltd. Wejo’s Growth: Proven Model, New Products Wejo has proven traction in Traffic Management and Advertising, driving growth through 6 new products over the next 3 years 2021 2023 2022 Demonstrated value in Traffic Management with key customers purchasing data including traffic, journey, environmental, road networks, and more Live Today Traffic Mgt Advertising Usage Based Insurance Car Sharing & Rental Payments Fleet Management Services Roadside Assistance Source: Wejo management Remote Diagnostics Future Products & Target Customers 14 SaaS Solutions

© Wejo Ltd. Wejo benefits from multiple competitive advantages Wejo’s strategic moat is supported by many unique and sustainable differentiators OEM Relationships Wejo has strong relationships forged with OEM and Tier 1s globally as preferred partner, allowing access to broad and deep vehicle attributes from embedded telematics devices. Product Innovation Wejo focuses on market creation through product innovation, including data, insight and application products aligned to specific verticals, producing monetization opportunities. Volume & Quality of Data Wejo receives data from over 11.8m live vehicles in near real-time from a supply base of over 50 million, processing around 451k data points per second and ingesting 17.3b data points per day on average. OEM & Tier 1 SaaS Solutions Wejo offers a growing range of SaaS solutions for OEMs and Tier 1s, enabling them to unlock further value in connected car data across the vehicle development, sales and ownership lifecycle. Standardization of Data Wejo ADEPT provides a neutral platform that delivers near real-time standardization of OEM data in a variety of formats, and the ability to unlock uniquely valuable insights from over 477 billion miles and 58.9 billion journeys for consumers of all kinds. Gold Standard Compliance Superior internal controls designed to operate within a rapidly evolving regulatory environment, including ISO 27001 certification. Machine Learning Insights Wejo utilizes advanced machine learning capabilities to deliver rich data formats that customers can easily consume. Platform Patent Process Wejo’s proprietary platform is protected with 24 pending and 1 granted patent, with well-defined processes for protecting and growing IP. 15 Source: Wejo management

© Wejo Ltd. Why Wejo Leads

© Wejo Ltd. Wejo Engages with OEMs & Tier 1s • Data capture: Wejo enables OEMs & Tier 1s to optimize sensor data capture and transmission • Product: Wejo turns billions of data points from 100s of sensors into powerful products • Compliance and regulation: Disciplined approach to compliance and internal control policies to manage Wejo and partners’ data • Sales: Wejo sales teams working in multiple fields of use on a revenue share basis • SaaS: OEMs & Tier 1s gain mobility intelligence from their own vehicles and components, informing product roadmaps and addressing customers’ needs Why OEMs & Tier 1s Engage with Wejo 11 million live vehicles 50 million supply base 2021 2025 est120+ million live vehicles est200 million supply base 17 Source: Wejo management

Significant Customer Engagement

Over 3,500 prospects
From qualification to discovery

$120mm+ of pipeline value
Total contract value in funnel

1000+ new leads every month
New customer opportunities

$30bn SAM
Breadth & depth of target customers

332 agreements

73% repeat buy

98% customer retention

Live Customers Include

Microsoft, INRIX, GEOTAB, esri, HDR, FDOT, waycare, ATKINS, The Eastern Transportation Coalition, Econolite, SAIC, Maricopa Association of Governments, CDM Smith, Urban Logiq, Flow Labs, sas

PURDUE UNIVERSITY

"Wejo has been a strategic partner with Purdue in developing big data processing techniques that can be scaled nationally."

"The Wejo data set allows us to directly measure traffic performance in real-time and make decisions in minutes."

Darcy Bullock
Director, Joint Transportation Research Center, Purdue University

Pipeline & Target Customers Include

FICO, ServiceKing Collision, Progressive, abra, JAF, Wendy's, SIXT, Guidewire, Sompo Holdings, nielsen wejo © Wejo Ltd. Source: Wejo management 18

© Wejo Ltd. Technology & Data Platform

Wejo's Proprietary Technology Positions It For Market Leadership

Wejo ADEPT (**A**utomotive **D**ata **E**xchange **P**latform & **T**echnology) is Wejo's proprietary and award-winning cloud platform designed to support and maximize the value in connected vehicle data.

Source-agnostic interfaces provide flexible integration with OEM and Tier 1 data, whilst the high-performance architecture rapidly identifies any data issues. Data is harmonized, enriched and transformed into unique intelligence products for marketplace customers and SaaS solutions for OEMs and Tier 1s.

All solutions are protected by Wejo's Regulatory Wrapper.



ADEPT
OEMs & Tier 1s
Data Ingress
Transform
Validate & Enrich
Filter & Aggregate
Data Lake
Wejo Common Data Model
Wejo Insight Model
Data Science & Machine Learning
Consent Management
Business Intelligence
Regulatory Wrapper & Information Security
Data Egress
SaaS
Products
Traffic Management
Advertising
Fleet & Leasing
Remote Diagnostics
Usage Based Insurance
Car Sharing & Rental
Roadside Assistance
Integrated Payments
SaaS Solutions for OEMS & Tier 1s

Wejo ADEPT is already performing at scale

12 TRILLION	17+ BILLION	76+ MILLION	477 BILLION
Data points ingested	Data points ingested per day	Journeys analyzed per day	Total miles curated

wejo © Wejo Ltd. Source: Wejo management 20

© Wejo Ltd.

© Wejo Ltd. Wejo Marketplace & SaaS Solutions Accelerate Customer Value © Wejo Ltd. 3D PARKING INNOVATION ROAD INTELLIGENCE VEHICLE INSIGHTS Source: Wejo management 22 For Marketplace Customers For OEMs & Tier 1s

© Wejo Ltd. 23

© Wejo Ltd. Financial Overview

© Wejo Ltd. 2021 - 2025 $mm 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E CAGR Net Revenue $1.3 $4.3 $23 $118 $325 $764 265% % Marketplace 99% 64% 52% 72% 83% 80% % SaaS <1% 36% 48% 28% 17% 20% Gross Margin NM 9% 43% 58% 64% 69% Operating Expenses $24 $59 $121 $148 $184 $215 38% Technology and Development $8 $20 $37 $50 $62 $68 Sales and Marketing $7 $18 $37 $49 $61 $74 General and Administration $10 $21 $48 $50 $62 $72 Adjusted EBITDA -$23 -$57 -$108 -$77 $29 $318 Adjusted EBITDA Margin NM NM NM NM 9% 42% Other Information Gross Sales $4 $10 $43 $232 $621 $1,385 245% Gross Sales per Connected Vehicle $0.40 $0.71 $1.45 $4.63 $7.91 $11.65 101% Connected Vehicles on ADEPT (millions) 9 14 30 55 88 124 73% OEMs Monetizing by Region 3 7 20 27 34 41 Positioned to Grow Rapidly While Driving Profitability Revenue growth driven by higher number of live connected vehicles, new fields of use, improved OEM revenue share economics and SaaS delivered to OEMs Gross sales per connected vehicle grows at a CAGR of ~101% over the 5-year period, driven by leveraging data across multiple fields of use and multiple products Gross Margin increases driven by leveraging technology, and change in mix of fields of use – expect continued improvement as Wejo scales Operating leverage significant in technology & development, general & administrative as well as sales & marketing Profitability breakeven point in mid-2024E Long-term EBITDA Margin targeted at steady state of ~50% - achieve 42% by 2025 with growth in gross margin and impact of operating leverage 1 2 3 4 1 2 3 4 5 5 6 6 25 Source: Wejo management

© Wejo Ltd. Gross Sales Unit Economic Growth Factors $1.14 $2.35 $0.63 $1.86 $3.20 $0.70 $1.36 $3.23 $3.47 $3.74 $0.08 $0.37 $0.65 $0.94 $0 $0 $2 $4 $6 $8 $10 $12 $14 Traffic Management Advertising Remote Diagnostic Services Roadside Assistance 14M 30M 55M 88M 124M 2021 2022 2023 2024 2025 Vehicle Volumes Global Blended Unit Economics by Product Unit Economics by Region NA $0.76 RoW $0.10 NA $1.69 RoW $0.44 NA $5.33 RoW $2.02 NA $8.87 RoW $4.05 NA $13.24 RoW $6.27 Sensor Availability & Product Sophistication $0.71 $1.45 $4.63 $7.91 $11.65 26 Source: Wejo management Advertising Traffic Info RDS Roadside Assistance Car Sharing & Rental FMS Leasing UBI Payment Source: Wejo management

© Wejo Ltd. Proposed Capital Raise Fully Funds The 5-Year Plan Roll Out Of New Products Wejo continues to invest in its robust product pipeline to create new offerings and services for its connected vehicle data customers across existing markets and generate demand in new fields of use Wejo plans to invest in building the infrastructure required to offer SaaS to OEMs and Tier 1 Automotive Suppliers Transition from 3rd party Cloud Services to direct hosting through Wejo Cloud $125mm Regional Expansion Wejo plans to leverage its leading position in North America and continue its expansion into Europe and Rest of World $75mm Source: Wejo management 27 Acceleration of OEM Onboarding Wejo continues to invest in onboarding current and future OEMs to deliver a growing supply of connected vehicle data that can be standardized, enriched and delivered to unlock new applications $125mm Source: Wejo management

Transaction Overview

Sources & Uses ($mm)

Cash in Trust[1]	$230
PIPE Proceeds[2]	125
Cash on Balance Sheet	30
Seller Rollover[3]	681
Total Sources	**$1,066**

Seller Rollover[3]	$681
Cash to Balance Sheet[1,2]	325
Estimated Transaction Expenses[4]	60
Total Uses	**$1,066**

Pro Forma Valuation ($mm)

Share Price	$10.00
x Pro Forma Shares Outstanding[1,2,3,5]	109.3
Pro Forma Equity Value	**$1,093**
- Pro Forma Cash	(325)
+ Pro Forma Debt	32
Pro Forma Implied Enterprise Value	**$800**

Multiples[6]

Enterprise Value / 2024E Net Revenue	*2.5x*
Enterprise Value / 2025E Net Revenue	*1.0x*

Illustrative Pro Forma Ownership[1,2,3,5]



5%
62%
Wejo Rollover Equity
PIPE Investors
SPAC Investors
VOSO Sponsor

Key Highlights

- ✓ Existing Wejo shareholders are rolling 100% of their equity
- ✓ Transaction fully funds 5-year business plan
- ✓ The transaction is targeted to close in Q3 2021 pending SEC review and satisfaction of customary closing conditions

1. Assumes no redemptions of VOSO shares
2. Reflects fully committed $125mm PIPE at $10.00 per share
3. Assumes $46.5mm existing convertible loan notes converted to equity prior to transaction close
4. Estimated transaction expenses for deferred underwriting fees, PIPE, M&A advisory, legal, accounting, and other miscellaneous deal-related expenses for Wejo and VOSO
5. Assumes a $10.00 share price. Pro forma ownership excludes dilutive impact of ~18.1mm warrants with an exercise price of $11.50, 6.0mm earn-out shares issuable to Wejo shareholders (earned ratably upon the achievement of share price thresholds of $15.00, $18.00, $21.00, and $24.00) and management equity incentive plan shares that exist or may be awarded (including 5.8mm shares issuable to Wejo's CEO if the share price reaches $50.00) and any out-of-the-money options
6. TEV / Net Revenue multiples based on 2024E and 2025E Net Revenue of $325mm and $764mm, respectively wejo

© Wejo Ltd.

Source: Wejo management

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© Wejo Ltd. Comparable Company Analysis ’23-25E 2025E 2025E 2024E / 2025E 2024E / 2025E Source: Company filings, investor presentations, equity research, CapitalIQ as of 9/17/2021 1. Otonomo Investor Presentation, February 2021; Market statistics based on NASDAQ:OTMO closing price as of 9/17/2021 ’23-25E 2025E 2025E 2024E / 2025E 2024E / 2025E W ejo H igh Grow th Data and Information Providers D ata Analytics and Infrastructure H igh Grow th Vertical Software O tonom o1 2020A - 2022E Revenue CAGR 154% 16% 28% 20% 142% 2022E Gross Margin 69% 83% 76% 61% 60% 2022E EBITDA Margin 42% 49% 12% 11% 21% EV / 2022E Revenue 2.5x / 1.0x 18.6x 20.0x 19.3x 1.9x / 0.9x EV / 2022E EBITDA 27.7x / 2.5x 39.9x NM NM 125.3x / 4.2x O perational Financial Selected Com panies 29

© Wejo Ltd. $6.1bn $6.6bn $0.80bn $7.6bn $8.1bn Wejo’s Intrinsic Value is Well Above Transaction Value Based on High Growth Data and Information Providers peers revenue multiple range of 16.5x – 20.5x Based on Data Analytics & Infrastructure peers revenue multiple range of 18.0x – 22.0x ~90% Discount to Intrinsic Value Post-Money Enterprise Value 16.5x – 20.5x 2025E Wejo Net Revenue1 @ 20% Discount for 4 years 18.0x – 22.0x 2025E Wejo Net Revenue1 @ 20% Discount for 4 years Transaction Value Comparable Valuation Sensitivity Analysis Source: CapitalIQ as of 9/17/2021 1. Based on $764mm of 2025E Net Revenue ~90% Discount to Intrinsic Value 30

© Wejo Ltd. Customer Use Cases

CUSTOMER STORIES

Microsoft | Mapping

ABOUT MICROSOFT AND WEJO

Microsoft invested in Wejo in June 2021 and formed a strategic partnership, enabling Wejo to move its cloud infrastructure to Microsoft Azure and benefit from a strong commercial alliance. Microsoft is separately a Wejo customer, leveraging Wejo to enhance its mapping products.

SOLUTIONS

- Optimize Microsoft Bing mapping products
- Identify new roads and routes for mapping app users
- Leverage historical and near real-time data sets from Wejo

KEY FACTS

30% NEW MAPPING ROUTES	MULTI YEAR RECURRING REV

"Being able to position our own proprietary data against Wejo data has led to a quick and easy evaluation."

Catalin Capota
Principal Architect, Microsoft

Global eCommerce Company | Logistics

ABOUT THE CUSTOMER

A "last mile" shipping and delivery service that gets e-commerce orders to its customers. It was launched in 2015 with two objectives in mind; reduce shipping time and increase customer satisfaction.

SOLUTIONS

- Optimize delivery to complex addresses such as apartments, shopping malls, based on Wejo origin-destination analysis
- Identify the optimal routing from depots on key delivery routes based on road network detection and traffic analytics

KEY FACTS

30% BETTER ROUTING	ALL CUSTOMERS ALL LOCATIONS

"The Wejo data showed us 30% more roads around our new storage and delivery depos, which will enable us to deliver with more accuracy, less wastage and less road usage"

wejo
© Wejo Ltd.
Source: Wejo management
32

CUSTOMER STORIES

PURDUE UNIVERSITY — Fleet Management

ABOUT PURDUE UNIVERSITY

Purdue University's Joint Transportation Research Program delivers innovations that result in continuous improvement in the planning, design, construction, operation, and economic efficiency of transportation infrastructure.

SOLUTIONS

- Reduce collisions through road network re-design based on Wejo's driving events data
- Make near real time decision on work zone safety signage and travel time predictions
- Supply solutions to Indiana and multiple other US DoT's.

KEY FACTS

17,500x
GAIN IN PRODUCTIVITY

20 ORDERS
SINCE JANUARY 2020

"We can now carry out a month's worth of analysis within 45 mins, that previously would have taken **2-3 years**, all using the Wejo data"

Darcy Bullock
Director, Joint Transportation Research Center, Purdue University

GEOTAB — Traffic Management

ABOUT GEOTAB

Geotab Inc. specializes in connecting commercial vehicles to the internet and providing web-based analytics for fleet management solutions.

SOLUTIONS

- Leverage Wejo Vehicle Movements and Wejo Driving Events data for the whole of the US, using Google Big Query
- Combine Wejo data with Geotab's telemetry data, applying machine learning and analytics, Geotab delivers smart city insights such as transportation patterns and road conditions
- Deliver near real-time live stream data in 2022

KEY FACTS

18 STATE
RFI DELIVERED

BIG DATA
AT SCALE

"The Google BigQuery Transfer service is impressive; it processed 24 folders of simulated hourly data in less than 7 minutes (totalling 5,846,842,872 records!)"

Emilie Corcoran
Data Engineer, GEOTAB

wejo
© Wejo Ltd.
Source: Wejo management
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CUSTOMER STORIES

Construction | Civil Engineering

ABOUT HDR

HDR partners with clients to connect the right engineering, architecture, environmental & construction services experience & expertise for their projects.

SOLUTIONS

- Wejo Vehicle Movements data has enabled HDR to win new business
- HDR have conducted speeding and congestion studies to serve customers across 5 US states
- HDR customers such as Florida and Nevada DoT's have used HDR's Wejo solution to replace outdated data capture methods

KEY FACTS

5	COVID
NEW CUSTOMER CONTRACTS WON	IMPACT ANALYSIS

"Not only were we able to get pre-covid data and compare it to pandemic data but we were also able to get origin to destination, speed data for simulation calibration, and field verification of queues. Wejo's raw data set allows us to get answers to questions we had previously not thought to ask."

Kevin Johns, *Transportation Simulation Specialist, HDR*

SaaS Solutions

ABOUT HYUNDAI

Hyundai Motor Company is a major Korean OEM, which part-owns Kia Corporation and fully owns Genesis Motor and EV sub-brand, Ioniq.

SOLUTIONS

- A service to detect in real-time the parking lot location, floor, and indoor location of a customer vehicle, which can be indoors and not served by GPS
- High-precision data analysis and modelling, using Wejo ADEPT's Common Data Model, data science and analytics



Legend: visualization of vehicles parled by floor and bay in a multi-storey car park not served by GPS,

© Wejo Ltd.

Source: Wejo management

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© Wejo Ltd.